[Bluerock Residential Growth REIT, Inc. Letterhead]

January 16, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 Filed January 9, 2014; Posted via EDGAR on January 10, 2014 File No. 333-192610

Ladies and Gentlemen:

We are filing this letter in order to provide the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-192610) filed by Bluerock Residential Growth REIT, Inc. with the Commission on January 9, 2014 and posted to the Commission’s EDGAR website on January 10, 2014:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Richard P. Cunningham, Jr. (804) 823-4017 of Kaplan Voekler Cunningham & Frank, PLC.

Kind regards,

/s/ Michael L. Konig
Michael L. Konig Chief Operating Officer, Secretary and General Counsel Bluerock Residential Growth REIT, Inc.

cc:	Stacie Gorman, Esq. Kristina Aberg, Esq. R. Ramin Kamfar Richard P. Cunningham, Jr.